FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

CEZ is far from a general strike

Today, the management of CEZ, the energy company, has been introduced to a completely new proposal from the CEZ trade union, mostly related to the increase of wages in CEZ last year. This new proposal has taken the management by surprise, especially after all issues of the new trade union collective agreement had been agreed on with an absolute majority of 22 CEZ trade union organizations on 17 December last year, and the agreements had been registered in the company's internal documents by the employer in a manner providing the employees with all increased benefits.

The new trade union's proposal includes, in addition to an eight percent tariff increase, an increase of wages that might lead to a double-digit increase of average wages in CEZ, with a maximum value of 17 percent. CEZ would, by accepting this proposal, get far from market reality within the Czech Republic and far from the agreements of trade unions already entered into in the Czech Republic. Furthermore, the average wages of CEZ employees rewarded by tariff wages (excluding top management) exceed by some tenths of percents the average wages in the Czech Republic. Therefore, the management of CEZ does not consider the trade union proposal to be realistic and requests the continuation of the negotiation in harmony with the character of negotiation as of 17 December (average wage increased by 5 percent, tariff wages increased by 3,5 percent), where part of this agreement is a willingness to negotiate on issues reflecting possible good economic results.

It is in the employer's interest to enter into a well-balanced trade union agreement. The employer is therefore ready to negotiate on the issue of holiday and Christmas wages being related to economic results, where there will be no limits on budgeted wage issues in the event the economic results are better than expected in the company's plan.

The Board of Directors further comments that in regard to collective negotiations not all possibilities have been exhausted, and it is far too early to call a general strike as part of collective negotiation, according to the law. The management cannot see any reason for trade union leaders to publicly announce a strike date, until a proper negotiation with the inter-mediator for collective negotiation takes place with both parties agreed to it.

Ladislav Kriz

CEZ a.s., company spokesperson
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                             CEZ, a. s.
                                                      ------------------------
                                                            (Registrant)
Date:  January 13, 2004
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration